082-00913

RECEIVED

2007 JUL 16 P 12:51

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 July 2007

07025264

SUPPL

Dear Sir

J Sainsbury Announces: Annual Information Update.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 2nd July 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

Enc

J Sainsbury plc (the "Company")

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
25.07.06	Director/PDMR Shareholding
27.07.06	Holding in Company
28.07.06	Director/PDMR Shareholding
01.08.06	Director/PDMR Shareholding
02.08.06	Sainsbury Acquires Four Stores
10.08.06	Result of Meeting
23.08.06	Holding in Company
24.08.06	Change of Advisor
24.08.06	Director/PDMR Shareholding
06.09.06	Senior leadership appointment
21.09.06	Holding in Company
21.09.06	Director/PDMR Shareholding
22.09.06	Holding in Company
26.09.06	Somerfield Store Acquisition
11.10.06	Holding in Company
11.10.06	Trading Statement
19.10.06	Director/PDMR Shareholding
23.10.06	Holding in Company
02.11.06	Holding in Company
02.11.06	Blocklisting Six Monthly
08.11.06	Holding in Company
15.11.06	Interim Results
17.11.06	Director/PDMR Shareholding
22.11.06	Holding in Company
23.11.06	New Supplier Payment System
28.11.06	Holding in Company
01.12.06	Holding in Company
04.12.06	Holding in Company
06.12.06	Holding in Company
14.12.06	Holding in Company
15.12.06	Director/PDMR Shareholding
18.12.06	Total Voting Rights

09.01.07	Director/PDMR Shareholding
11.01.07	Trading Statement
11.01.07	Director Change
12.01.07	Director/PDMR Shareholding
19.01.07	B Share Redemption
22.01.07	Total Voting Rights
22.01.07	Holding in Company
23.01.07	Response to the CC inquiry
25.01.07	Holding in Company
01.02.07	Holding in Company
02.02.07	Directorate Change
02.02.07	Response to statement
02.02.07	Directorate Change
05.02.07	Holding in Company
06.02.07	Rule 2.10 announcement
07.02.07	Rule 2.10 announcement
09.02.07	Rule 2.10 announcement
09.02.07	5% sale of Sainsbury's Bank
09.02.07	Rule 2.10 announcement
09.02.07	Director/PDMR Shareholding
09.02.07	Rule 2.10 announcement
12.02.07	Holding in Company
12.02.07	Holding in Company
12.02.07	Rule 2.10 announcement
13.02.07	Rule 2.10 announcement
14.02.07	Rule 2.10 announcement
15.02.07	Rule 2.10 announcement
15.02.07	Holding in Company
16.02.07	Rule 2.10 announcement
19.02.07	Rule 2.10 announcement
20.02.07	Rule 2.10 announcement
21.02.07	Rule 2.10 announcement
21.02.07	Holding in Company
22.02.07	Rule 2.10 announcement
23.02.07	Rule 2.10 announcement
26.02.07	Rule 2.10 announcement
27.02.07	Holding in Company
27.02.07	Rule 2.10 announcement
01.03.07	Total Voting Rights
01.03.07	Rule 2.10 announcement
01.03.07	Rule 2.10 announcement
02.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
06.03.07	Rule 2.10 announcement
07.03.07	Rule 2.10 announcement
08.03.07	Holding in Company
08.03.07	Rule 2.10 announcement
09.03.07	Rule 2.10 announcement
09.03.07	Holding in Company

12.03.07	Rule 2.10 announcement
13.03.07	Rule 2.10 announcement
14.03.07	Rule 2.10 announcement
15.03.07	Rule 2.10 announcement
16.03.07	Rule 2.10 announcement
19.03.07	Rule 2.10 announcement
20.03.07	Rule 2.10 announcement
20.03.07	Holding in Company
21.03.07	Holding in Company
21.03.07	Rule 2.10 announcement
22.03.07	Rule 2.10 announcement
23.03.07	Rule 2.10 announcement
26.03.07	Rule 2.10 announcement
27.03.07	Rule 2.10 announcement
28.03.07	Rule 2.10 announcement
28.03.07	Trading Statement
29.03.07	Rule 2.10 announcement
30.03.07	Rule 2.10 announcement
02.04.07	Voting rights and capital
02.04.07	Rule 2.10 announcement
03.04.07	Rule 2.10 announcement
03.04.07	Notification of interests
04.04.07	Rule 2.10 announcement
05.04.07	Rule 2.10 announcement
05.04.07	Director/PDMR Shareholding
10.04.07	Rule 2.10 announcement
11.04.07	Response to Statement
12.04.07	Holding in Company
26.04.07	Holding in Company
27.04.07	Holding in Company
30.04.07	Holding in Company
03.05.07	Total voting rights
04.05.07	Director/PDMR Shareholding
14.05.07	Blocklisting Interim Review
16.05.07	Final Results
18.05.07	Director/PDMR Shareholding
01.06.07	Director/PDMR Shareholding
04.06.07	Total voting rights
14.06.07	Annual Report
14.06.07	Holding in Company
15.06.07	Holding in Company
18.06.07	Holding in Company
19.06.07	Holding in Company
20.06.07	Holding in Company
20.06.07	Interim Management Statement
20.06.07	Holding in Company
20.06.07	Director/PDMR Shareholding
21.06.07	Holding in Company
29.06.07	Director/PDMR Shareholding
02.07.07	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

04.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
19.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
25.07.06	Form 88(2) Allotment of shares
02.08.06	Form 88(2) Allotment of shares
09.08.06	Form 88(2) Allotment of shares
14.08.06	Group Companies Accounts made up to 25 March 2006
25.08.06	Form 88(2) Allotment of shares
25.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
14.09.06	Annual Return made up to 25 July 2006
13.09.06	Form 88(2) Allotment of shares
13.09.06	Form 88(2) Allotment of shares
26.09.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
11.10.06	Form 88(2) Allotment of shares
01.03.07	Form 288b Director resigned
30.03.07	Form 288a Director appointed
18.05.07	Form 288a Director appointed
21.05.07	Form 288b Director resigned
15.06.07	Return made up to 25.7.06 Full List of Members, Amend
19.06.07	Form 88(2) Allotment of shares
20.06.07	AGM Special Resolutions
30.06.07	Forms 88(2) Allotment of shares

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary

J Sainsbury plc (the "Company")

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
25.07.06	Director/PDMR Shareholding
27.07.06	Holding in Company
28.07.06	Director/PDMR Shareholding
01.08.06	Director/PDMR Shareholding
02.08.06	Sainsbury Acquires Four Stores
10.08.06	Result of Meeting
23.08.06	Holding in Company
24.08.06	Change of Advisor
24.08.06	Director/PDMR Shareholding
06.09.06	Senior leadership appointment
21.09.06	Holding in Company
21.09.06	Director/PDMR Shareholding
22.09.06	Holding in Company
26.09.06	Somerfield Store Acquisition
11.10.06	Holding in Company
11.10.06	Trading Statement
19.10.06	Director/PDMR Shareholding
23.10.06	Holding in Company
02.11.06	Holding in Company
02.11.06	Blocklisting Six Monthly
08.11.06	Holding in Company
15.11.06	Interim Results
17.11.06	Director/PDMR Shareholding
22.11.06	Holding in Company
23.11.06	New Supplier Payment System
28.11.06	Holding in Company
01.12.06	Holding in Company
04.12.06	Holding in Company
06.12.06	Holding in Company
14.12.06	Holding in Company
15.12.06	Director/PDMR Shareholding
18.12.06	Total Voting Rights

09.01.07	Director/PDMR Shareholding
11.01.07	Trading Statement
11.01.07	Director Change
12.01.07	Director/PDMR Shareholding
19.01.07	B Share Redemption
22.01.07	Total Voting Rights
22.01.07	Holding in Company
23.01.07	Response to the CC inquiry
25.01.07	Holding in Company
01.02.07	Holding in Company
02.02.07	Directorate Change
02.02.07	Response to statement
02.02.07	Directorate Change
05.02.07	Holding in Company
06.02.07	Rule 2.10 announcement
07.02.07	Rule 2.10 announcement
09.02.07	Rule 2.10 announcement
09.02.07	5% sale of Sainsbury's Bank
09.02.07	Rule 2.10 announcement
09.02.07	Director/PDMR Shareholding
09.02.07	Rule 2.10 announcement
12.02.07	Holding in Company
12.02.07	Holding in Company
12.02.07	Rule 2.10 announcement
13.02.07	Rule 2.10 announcement
14.02.07	Rule 2.10 announcement
15.02.07	Rule 2.10 announcement
15.02.07	Holding in Company
16.02.07	Rule 2.10 announcement
19.02.07	Rule 2.10 announcement
20.02.07	Rule 2.10 announcement
21.02.07	Rule 2.10 announcement
21.02.07	Holding in Company
22.02.07	Rule 2.10 announcement
23.02.07	Rule 2.10 announcement
26.02.07	Rule 2.10 announcement
27.02.07	Holding in Company
27.02.07	Rule 2.10 announcement
01.03.07	Total Voting Rights
01.03.07	Rule 2.10 announcement
01.03.07	Rule 2.10 announcement
02.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
06.03.07	Rule 2.10 announcement
07.03.07	Rule 2.10 announcement
08.03.07	Holding in Company
08.03.07	Rule 2.10 announcement
09.03.07	Rule 2.10 announcement
09.03.07	Holding in Company

12.03.07	Rule 2.10 announcement
13.03.07	Rule 2.10 announcement
14.03.07	Rule 2.10 announcement
15.03.07	Rule 2.10 announcement
16.03.07	Rule 2.10 announcement
19.03.07	Rule 2.10 announcement
20.03.07	Rule 2.10 announcement
20.03.07	Holding in Company
21.03.07	Holding in Company
21.03.07	Rule 2.10 announcement
22.03.07	Rule 2.10 announcement
23.03.07	Rule 2.10 announcement
26.03.07	Rule 2.10 announcement
27.03.07	Rule 2.10 announcement
28.03.07	Rule 2.10 announcement
28.03.07	Trading Statement
29.03.07	Rule 2.10 announcement
30.03.07	Rule 2.10 announcement
02.04.07	Voting rights and capital
02.04.07	Rule 2.10 announcement
03.04.07	Rule 2.10 announcement
03.04.07	Notification of interests
04.04.07	Rule 2.10 announcement
05.04.07	Rule 2.10 announcement
05.04.07	Director/PDMR Shareholding
10.04.07	Rule 2.10 announcement
11.04.07	Response to Statement
12.04.07	Holding in Company
26.04.07	Holding in Company
27.04.07	Holding in Company
30.04.07	Holding in Company
03.05.07	Total voting rights
04.05.07	Director/PDMR Shareholding
14.05.07	Blocklisting Interim Review
16.05.07	Final Results
18.05.07	Director/PDMR Shareholding
01.06.07	Director/PDMR Shareholding
04.06.07	Total voting rights
14.06.07	Annual Report
14.06.07	Holding in Company
15.06.07	Holding in Company
18.06.07	Holding in Company
19.06.07	Holding in Company
20.06.07	Holding in Company
20.06.07	Interim Management Statement
20.06.07	Holding in Company
20.06.07	Director/PDMR Shareholding
21.06.07	Holding in Company
29.06.07	Director/PDMR Shareholding
02.07.07	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

04.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
19.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
25.07.06	Form 88(2) Allotment of shares
02.08.06	Form 88(2) Allotment of shares
09.08.06	Form 88(2) Allotment of shares
14.08.06	Group Companies Accounts made up to 25 March 2006
25.08.06	Form 88(2) Allotment of shares
25.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
14.09.06	Annual Return made up to 25 July 2006
13.09.06	Form 88(2) Allotment of shares
13.09.06	Form 88(2) Allotment of shares
26.09.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
11.10.06	Form 88(2) Allotment of shares
01.03.07	Form 288b Director resigned
30.03.07	Form 288a Director appointed
18.05.07	Form 288a Director appointed
21.05.07	Form 288b Director resigned
15.06.07	Return made up to 25.7.06 Full List of Members, Amend
19.06.07	Form 88(2) Allotment of shares
20.06.07	AGM Special Resolutions
30.06.07	Forms 88(2) Allotment of shares

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary

J Sainsbury plc (the "Company")

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
25.07.06	Director/PDMR Shareholding
27.07.06	Holding in Company
28.07.06	Director/PDMR Shareholding
01.08.06	Director/PDMR Shareholding
02.08.06	Sainsbury Acquires Four Stores
10.08.06	Result of Meeting
23.08.06	Holding in Company
24.08.06	Change of Advisor
24.08.06	Director/PDMR Shareholding
06.09.06	Senior leadership appointment
21.09.06	Holding in Company
21.09.06	Director/PDMR Shareholding
22.09.06	Holding in Company
26.09.06	Somerfield Store Acquisition
11.10.06	Holding in Company
11.10.06	Trading Statement
19.10.06	Director/PDMR Shareholding
23.10.06	Holding in Company
02.11.06	Holding in Company
02.11.06	Blocklisting Six Monthly
08.11.06	Holding in Company
15.11.06	Interim Results
17.11.06	Director/PDMR Shareholding
22.11.06	Holding in Company
23.11.06	New Supplier Payment System
28.11.06	Holding in Company
01.12.06	Holding in Company
04.12.06	Holding in Company
06.12.06	Holding in Company
14.12.06	Holding in Company
15.12.06	Director/PDMR Shareholding
18.12.06	Total Voting Rights

09.01.07	Director/PDMR Shareholding
11.01.07	Trading Statement
11.01.07	Director Change
12.01.07	Director/PDMR Shareholding
19.01.07	B Share Redemption
22.01.07	Total Voting Rights
22.01.07	Holding in Company
23.01.07	Response to the CC inquiry
25.01.07	Holding in Company
01.02.07	Holding in Company
02.02.07	Directorate Change
02.02.07	Response to statement
02.02.07	Directorate Change
05.02.07	Holding in Company
06.02.07	Rule 2.10 announcement
07.02.07	Rule 2.10 announcement
09.02.07	Rule 2.10 announcement
09.02.07	5% sale of Sainsbury's Bank
09.02.07	Rule 2.10 announcement
09.02.07	Director/PDMR Shareholding
09.02.07	Rule 2.10 announcement
12.02.07	Holding in Company
12.02.07	Holding in Company
12.02.07	Rule 2.10 announcement
13.02.07	Rule 2.10 announcement
14.02.07	Rule 2.10 announcement
15.02.07	Rule 2.10 announcement
15.02.07	Holding in Company
16.02.07	Rule 2.10 announcement
19.02.07	Rule 2.10 announcement
20.02.07	Rule 2.10 announcement
21.02.07	Rule 2.10 announcement
21.02.07	Holding in Company
22.02.07	Rule 2.10 announcement
23.02.07	Rule 2.10 announcement
26.02.07	Rule 2.10 announcement
27.02.07	Holding in Company
27.02.07	Rule 2.10 announcement
01.03.07	Total Voting Rights
01.03.07	Rule 2.10 announcement
01.03.07	Rule 2.10 announcement
02.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
06.03.07	Rule 2.10 announcement
07.03.07	Rule 2.10 announcement
08.03.07	Holding in Company
08.03.07	Rule 2.10 announcement
09.03.07	Rule 2.10 announcement
09.03.07	Holding in Company

12.03.07	Rule 2.10 announcement
13.03.07	Rule 2.10 announcement
14.03.07	Rule 2.10 announcement
15.03.07	Rule 2.10 announcement
16.03.07	Rule 2.10 announcement
19.03.07	Rule 2.10 announcement
20.03.07	Rule 2.10 announcement
20.03.07	Holding in Company
21.03.07	Holding in Company
21.03.07	Rule 2.10 announcement
22.03.07	Rule 2.10 announcement
23.03.07	Rule 2.10 announcement
26.03.07	Rule 2.10 announcement
27.03.07	Rule 2.10 announcement
28.03.07	Rule 2.10 announcement
28.03.07	Trading Statement
29.03.07	Rule 2.10 announcement
30.03.07	Rule 2.10 announcement
02.04.07	Voting rights and capital
02.04.07	Rule 2.10 announcement
03.04.07	Rule 2.10 announcement
03.04.07	Notification of interests
04.04.07	Rule 2.10 announcement
05.04.07	Rule 2.10 announcement
05.04.07	Director/PDMR Shareholding
10.04.07	Rule 2.10 announcement
11.04.07	Response to Statement
12.04.07	Holding in Company
26.04.07	Holding in Company
27.04.07	Holding in Company
30.04.07	Holding in Company
03.05.07	Total voting rights
04.05.07	Director/PDMR Shareholding
14.05.07	Blocklisting Interim Review
16.05.07	Final Results
18.05.07	Director/PDMR Shareholding
01.06.07	Director/PDMR Shareholding
04.06.07	Total voting rights
14.06.07	Annual Report
14.06.07	Holding in Company
15.06.07	Holding in Company
18.06.07	Holding in Company
19.06.07	Holding in Company
20.06.07	Holding in Company
20.06.07	Interim Management Statement
20.06.07	Holding in Company
20.06.07	Director/PDMR Shareholding
21.06.07	Holding in Company
29.06.07	Director/PDMR Shareholding
02.07.07	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

04.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
19.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
25.07.06	Form 88(2) Allotment of shares
02.08.06	Form 88(2) Allotment of shares
09.08.06	Form 88(2) Allotment of shares
14.08.06	Group Companies Accounts made up to 25 March 2006
25.08.06	Form 88(2) Allotment of shares
25.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
14.09.06	Annual Return made up to 25 July 2006
13.09.06	Form 88(2) Allotment of shares
13.09.06	Form 88(2) Allotment of shares
26.09.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
11.10.06	Form 88(2) Allotment of shares
01.03.07	Form 288b Director resigned
30.03.07	Form 288a Director appointed
18.05.07	Form 288a Director appointed
21.05.07	Form 288b Director resigned
15.06.07	Return made up to 25.7.06 Full List of Members, Amend
19.06.07	Form 88(2) Allotment of shares
20.06.07	AGM Special Resolutions
30.06.07	Forms 88(2) Allotment of shares

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary

J Sainsbury plc (the "Company")

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
25.07.06	Director/PDMR Shareholding
27.07.06	Holding in Company
28.07.06	Director/PDMR Shareholding
01.08.06	Director/PDMR Shareholding
02.08.06	Sainsbury Acquires Four Stores
10.08.06	Result of Meeting
23.08.06	Holding in Company
24.08.06	Change of Advisor
24.08.06	Director/PDMR Shareholding
06.09.06	Senior leadership appointment
21.09.06	Holding in Company
21.09.06	Director/PDMR Shareholding
22.09.06	Holding in Company
26.09.06	Somerfield Store Acquisition
11.10.06	Holding in Company
11.10.06	Trading Statement
19.10.06	Director/PDMR Shareholding
23.10.06	Holding in Company
02.11.06	Holding in Company
02.11.06	Blocklisting Six Monthly
08.11.06	Holding in Company
15.11.06	Interim Results
17.11.06	Director/PDMR Shareholding
22.11.06	Holding in Company
23.11.06	New Supplier Payment System
28.11.06	Holding in Company
01.12.06	Holding in Company
04.12.06	Holding in Company
06.12.06	Holding in Company
14.12.06	Holding in Company
15.12.06	Director/PDMR Shareholding
18.12.06	Total Voting Rights

09.01.07	Director/PDMR Shareholding
11.01.07	Trading Statement
11.01.07	Director Change
12.01.07	Director/PDMR Shareholding
19.01.07	B Share Redemption
22.01.07	Total Voting Rights
22.01.07	Holding in Company
23.01.07	Response to the CC inquiry
25.01.07	Holding in Company
01.02.07	Holding in Company
02.02.07	Directorate Change
02.02.07	Response to statement
02.02.07	Directorate Change
05.02.07	Holding in Company
06.02.07	Rule 2.10 announcement
07.02.07	Rule 2.10 announcement
09.02.07	Rule 2.10 announcement
09.02.07	5% sale of Sainsbury's Bank
09.02.07	Rule 2.10 announcement
09.02.07	Director/PDMR Shareholding
09.02.07	Rule 2.10 announcement
12.02.07	Holding in Company
12.02.07	Holding in Company
12.02.07	Rule 2.10 announcement
13.02.07	Rule 2.10 announcement
14.02.07	Rule 2.10 announcement
15.02.07	Rule 2.10 announcement
15.02.07	Holding in Company
16.02.07	Rule 2.10 announcement
19.02.07	Rule 2.10 announcement
20.02.07	Rule 2.10 announcement
21.02.07	Rule 2.10 announcement
21.02.07	Holding in Company
22.02.07	Rule 2.10 announcement
23.02.07	Rule 2.10 announcement
26.02.07	Rule 2.10 announcement
27.02.07	Holding in Company
27.02.07	Rule 2.10 announcement
01.03.07	Total Voting Rights
01.03.07	Rule 2.10 announcement
01.03.07	Rule 2.10 announcement
02.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
06.03.07	Rule 2.10 announcement
07.03.07	Rule 2.10 announcement
08.03.07	Holding in Company
08.03.07	Rule 2.10 announcement
09.03.07	Rule 2.10 announcement
09.03.07	Holding in Company

12.03.07	Rule 2.10 announcement
13.03.07	Rule 2.10 announcement
14.03.07	Rule 2.10 announcement
15.03.07	Rule 2.10 announcement
16.03.07	Rule 2.10 announcement
19.03.07	Rule 2.10 announcement
20.03.07	Rule 2.10 announcement
20.03.07	Holding in Company
21.03.07	Holding in Company
21.03.07	Rule 2.10 announcement
22.03.07	Rule 2.10 announcement
23.03.07	Rule 2.10 announcement
26.03.07	Rule 2.10 announcement
27.03.07	Rule 2.10 announcement
28.03.07	Rule 2.10 announcement
28.03.07	Trading Statement
29.03.07	Rule 2.10 announcement
30.03.07	Rule 2.10 announcement
02.04.07	Voting rights and capital
02.04.07	Rule 2.10 announcement
03.04.07	Rule 2.10 announcement
03.04.07	Notification of interests
04.04.07	Rule 2.10 announcement
05.04.07	Rule 2.10 announcement
05.04.07	Director/PDMR Shareholding
10.04.07	Rule 2.10 announcement
11.04.07	Response to Statement
12.04.07	Holding in Company
26.04.07	Holding in Company
27.04.07	Holding in Company
30.04.07	Holding in Company
03.05.07	Total voting rights
04.05.07	Director/PDMR Shareholding
14.05.07	Blocklisting Interim Review
16.05.07	Final Results
18.05.07	Director/PDMR Shareholding
01.06.07	Director/PDMR Shareholding
04.06.07	Total voting rights
14.06.07	Annual Report
14.06.07	Holding in Company
15.06.07	Holding in Company
18.06.07	Holding in Company
19.06.07	Holding in Company
20.06.07	Holding in Company
20.06.07	Interim Management Statement
20.06.07	Holding in Company
20.06.07	Director/PDMR Shareholding
21.06.07	Holding in Company
29.06.07	Director/PDMR Shareholding
02.07.07	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

04.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
19.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
25.07.06	Form 88(2) Allotment of shares
02.08.06	Form 88(2) Allotment of shares
09.08.06	Form 88(2) Allotment of shares
14.08.06	Group Companies Accounts made up to 25 March 2006
25.08.06	Form 88(2) Allotment of shares
25.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
14.09.06	Annual Return made up to 25 July 2006
13.09.06	Form 88(2) Allotment of shares
13.09.06	Form 88(2) Allotment of shares
26.09.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
11.10.06	Form 88(2) Allotment of shares
01.03.07	Form 288b Director resigned
30.03.07	Form 288a Director appointed
18.05.07	Form 288a Director appointed
21.05.07	Form 288b Director resigned
15.06.07	Return made up to 25.7.06 Full List of Members, Amend
19.06.07	Form 88(2) Allotment of shares
20.06.07	AGM Special Resolutions
30.06.07	Forms 88(2) Allotment of shares

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary

J Sainsbury plc (the "Company")

Annual Information Update

In accordance with Rule 5.2 of the Prospectus Rules, J Sainsbury plc announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

1. Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service over the previous 12 months:-

Date of publication	Regulatory headline
25.07.06	Director/PDMR Shareholding
27.07.06	Holding in Company
28.07.06	Director/PDMR Shareholding
01.08.06	Director/PDMR Shareholding
02.08.06	Sainsbury Acquires Four Stores
10.08.06	Result of Meeting
23.08.06	Holding in Company
24.08.06	Change of Advisor
24.08.06	Director/PDMR Shareholding
06.09.06	Senior leadership appointment
21.09.06	Holding in Company
21.09.06	Director/PDMR Shareholding
22.09.06	Holding in Company
26.09.06	Somerfield Store Acquisition
11.10.06	Holding in Company
11.10.06	Trading Statement
19.10.06	Director/PDMR Shareholding
23.10.06	Holding in Company
02.11.06	Holding in Company
02.11.06	Blocklisting Six Monthly
08.11.06	Holding in Company
15.11.06	Interim Results
17.11.06	Director/PDMR Shareholding
22.11.06	Holding in Company
23.11.06	New Supplier Payment System
28.11.06	Holding in Company
01.12.06	Holding in Company
04.12.06	Holding in Company
06.12.06	Holding in Company
14.12.06	Holding in Company
15.12.06	Director/PDMR Shareholding
18.12.06	Total Voting Rights

09.01.07	Director/PDMR Shareholding
11.01.07	Trading Statement
11.01.07	Director Change
12.01.07	Director/PDMR Shareholding
19.01.07	B Share Redemption
22.01.07	Total Voting Rights
22.01.07	Holding in Company
23.01.07	Response to the CC inquiry
25.01.07	Holding in Company
01.02.07	Holding in Company
02.02.07	Directorate Change
02.02.07	Response to statement
02.02.07	Directorate Change
05.02.07	Holding in Company
06.02.07	Rule 2.10 announcement
07.02.07	Rule 2.10 announcement
09.02.07	Rule 2.10 announcement
09.02.07	5% sale of Sainsbury's Bank
09.02.07	Rule 2.10 announcement
09.02.07	Director/PDMR Shareholding
09.02.07	Rule 2.10 announcement
12.02.07	Holding in Company
12.02.07	Holding in Company
12.02.07	Rule 2.10 announcement
13.02.07	Rule 2.10 announcement
14.02.07	Rule 2.10 announcement
15.02.07	Rule 2.10 announcement
15.02.07	Holding in Company
16.02.07	Rule 2.10 announcement
19.02.07	Rule 2.10 announcement
20.02.07	Rule 2.10 announcement
21.02.07	Rule 2.10 announcement
21.02.07	Holding in Company
22.02.07	Rule 2.10 announcement
23.02.07	Rule 2.10 announcement
26.02.07	Rule 2.10 announcement
27.02.07	Holding in Company
27.02.07	Rule 2.10 announcement
01.03.07	Total Voting Rights
01.03.07	Rule 2.10 announcement
01.03.07	Rule 2.10 announcement
02.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
05.03.07	Rule 2.10 announcement
06.03.07	Rule 2.10 announcement
07.03.07	Rule 2.10 announcement
08.03.07	Holding in Company
08.03.07	Rule 2.10 announcement
09.03.07	Rule 2.10 announcement
09.03.07	Holding in Company

12.03.07	Rule 2.10 announcement
13.03.07	Rule 2.10 announcement
14.03.07	Rule 2.10 announcement
15.03.07	Rule 2.10 announcement
16.03.07	Rule 2.10 announcement
19.03.07	Rule 2.10 announcement
20.03.07	Rule 2.10 announcement
20.03.07	Holding in Company
21.03.07	Holding in Company
21.03.07	Rule 2.10 announcement
22.03.07	Rule 2.10 announcement
23.03.07	Rule 2.10 announcement
26.03.07	Rule 2.10 announcement
27.03.07	Rule 2.10 announcement
28.03.07	Rule 2.10 announcement
28.03.07	Trading Statement
29.03.07	Rule 2.10 announcement
30.03.07	Rule 2.10 announcement
02.04.07	Voting rights and capital
02.04.07	Rule 2.10 announcement
03.04.07	Rule 2.10 announcement
03.04.07	Notification of interests
04.04.07	Rule 2.10 announcement
05.04.07	Rule 2.10 announcement
05.04.07	Director/PDMR Shareholding
10.04.07	Rule 2.10 announcement
11.04.07	Response to Statement
12.04.07	Holding in Company
26.04.07	Holding in Company
27.04.07	Holding in Company
30.04.07	Holding in Company
03.05.07	Total voting rights
04.05.07	Director/PDMR Shareholding
14.05.07	Blocklisting Interim Review
16.05.07	Final Results
18.05.07	Director/PDMR Shareholding
01.06.07	Director/PDMR Shareholding
04.06.07	Total voting rights
14.06.07	Annual Report
14.06.07	Holding in Company
15.06.07	Holding in Company
18.06.07	Holding in Company
19.06.07	Holding in Company
20.06.07	Holding in Company
20.06.07	Interim Management Statement
20.06.07	Holding in Company
20.06.07	Director/PDMR Shareholding
21.06.07	Holding in Company
29.06.07	Director/PDMR Shareholding
02.07.07	Annual Information Update

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

04.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
26.05.06	Form 88(2) Allotment of shares
19.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
29.06.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
06.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
11.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
20.07.06	Form 88(2) Allotment of shares
25.07.06	Form 88(2) Allotment of shares
02.08.06	Form 88(2) Allotment of shares
09.08.06	Form 88(2) Allotment of shares
14.08.06	Group Companies Accounts made up to 25 March 2006
25.08.06	Form 88(2) Allotment of shares
25.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
31.08.06	Form 88(2) Allotment of shares
14.09.06	Annual Return made up to 25 July 2006
13.09.06	Form 88(2) Allotment of shares
13.09.06	Form 88(2) Allotment of shares
26.09.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
09.10.06	Form 88(2) Allotment of shares
11.10.06	Form 88(2) Allotment of shares
01.03.07	Form 288b Director resigned
30.03.07	Form 288a Director appointed
18.05.07	Form 288a Director appointed
21.05.07	Form 288b Director resigned
15.06.07	Return made up to 25.7.06 Full List of Members, Amend
19.06.07	Form 88(2) Allotment of shares
20.06.07	AGM Special Resolutions
30.06.07	Forms 88(2) Allotment of shares

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of the annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Hazel Jarvis
Deputy Company Secretary

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 July 2007

Dear Sir

SUPPL

J Sainsbury Announces: Total voting rights.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 2nd July 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc
02 July 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 29 June 2007, consists of 1,741,150,321 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,150,321.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
02 July 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 29 June 2007, consists of 1,741,150,321 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,150,321.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
02 July 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 29 June 2007, consists of 1,741,150,321 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,150,321.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
02 July 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 29 June 2007, consists of 1,741,150,321 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,150,321.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
02 July 2007

J Sainsbury plc - Voting rights and capital

In accordance with the Transparency Directive's transitional provision 6 (the Directive) we would like to notify the market of the following:

J Sainsbury plc's capital as at 29 June 2007, consists of 1,741,150,321 ordinary shares of 28 4/7 pence with voting rights. J Sainsbury plc does not hold any shares in Treasury.

Therefore, the total number of voting rights in J Sainsbury plc is 1,741,150,321.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, J Sainsbury plc under the FSA's Disclosure and Transparency Rules.

For further information contact
Investor Relations
Elliot Jordan +44 (0) 20 7695 4931

END

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

2007 JUL 15 P 12:04

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 03 July 2007

Dear Sir

SUPPL

J Sainsbury Announces: Holdings in Company.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 3July 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : Reduction in percentage interest on the basis of information disclosed by the issuer under DTR 5.6.1(YES)

3. **Full name of person(s) subject to the notification obligation** (iii):
   DELTA (TWO) LIMITED/HIS EXCELLENCY SHEIKH HAMAD BIN JASSIM BIN JABER AL THANI

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   No transaction. Issuer disclosure 2 JULY 2007

6. **Date on which issuer notified:**
   3 JULY 2007

7. **Threshold(s) that is/are crossed or reached:**
   From 25% to 24% (25.007% to 24.993%)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000		7.082%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting right:
Total Return Swap Delta (Two) Limited has an existing economic exposure in relation to 311,864,241 J Sainsbury plc shares (the "Relevant Shares" through a Total Return Swap (the "TRS"). Under the terms of the TRS, Delta (Two) Limited may elect for physical delivery of the	Not later than 31 January 2008	At any time up to 31 January 2008	311,864,241	17.911%

Relevant
Shares.

Total (A+B) Number of voting rights	% of voting rights
435,164,241	24.993%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Delta (Two) Limited and His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani are acting in concert in relation to their interests in shares in J Sainsbury plc. Of the 123,300,000 shares referred to in section A above, 300,000 are held by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani and the remaining 123,000,000 are held by Delta (Two) Limited. The interest relating to 311,864,241 shares by way of the TRS referred to in section B is for the benefit of Delta (Two) Limited. The figures stated in the A+B section are therefore the aggregate of His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani's holdings, Delta (Two) Limited's holding and Delta (Two) Limited's interest under TRS.

Delta (Two) Limited is a subsidiary of Delta Commercial Property L.P. ("DCP"). Delta Commercial Property Limited ("DCPL") is the limited partner of DCP and Delta G. LP incorporated ("DG") is the general partner of DCP.

The shareholders of DCPL are Qatari Investment Authority, Qatari Diar Real Estate Investment Company and Standard Capital Limited ("SCL"). SCL is controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani.

DG is controlled by Delta Commercial Property Managers Limited which in turn is controlled by John Rea (through TorbenCorp International Limited) and Paul Taylor. Voting rights at general meetings of Delta (Two) Limited are exercised by committee comprising John Rea and a Director of Equity Limited, an Isle of Man Corporate and Trust Services provider to DCP.

Percentages (rounded to three decimal places) in this disclosure have been calculated using the issued share capital number (1,741,150,321) as at 29 June 2007, as disclosed by J Sainsbury plc on 2 July 2007.

14. Contact name:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

15. Contact telephone number:

+44 20 7519 7000

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : Reduction in percentage interest on the basis of information disclosed by the issuer under DTR 5.6.1(YES)

3. **Full name of person(s) subject to the notification obligation** (iii):
   DELTA (TWO) LIMITED/HIS EXCELLENCY SHEIKH HAMAD BIN JASSIM BIN JABER AL THANI

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   No transaction. Issuer disclosure 2 JULY 2007

6. **Date on which issuer notified:**
   3 JULY 2007

7. **Threshold(s) that is/are crossed or reached:**
   From 25% to 24% (25.007% to 24.993%)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000		7.082%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Total Return Swap Delta (Two) Limited has an existing economic exposure in relation to 311,864,241 J Sainsbury plc shares (the "Relevant Shares" through a Total Return Swap (the "TRS"). Under the terms of the TRS, Delta (Two) Limited may elect for physical delivery of the	Not later than 31 January 2008	At any time up to 31 January 2008	311,864,241	17.911%

Relevant
Shares.

Total (A+B)	
Number of voting rights	% of voting rights
435,164,241	24.993%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Delta (Two) Limited and His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani are acting in concert in relation to their interests in shares in J Sainsbury plc. Of the 123,300,000 shares referred to in section A above, 300,000 are held by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani and the remaining 123,000,000 are held by Delta (Two) Limited. The interest relating to 311,864,241 shares by way of the TRS referred to in section B is for the benefit of Delta (Two) Limited. The figures stated in the A+B section are therefore the aggregate of His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani's holdings, Delta (Two) Limited's holding and Delta (Two) Limited's interest under TRS.

Delta (Two) Limited is a subsidiary of Delta Commercial Property L.P. ("DCP"). Delta Commercial Property Limited ("DCPL") is the limited partner of DCP and Delta G. LP incorporated ("DG") is the general partner of DCP.

The shareholders of DCPL are Qatari Investment Authority, Qatari Diar Real Estate Investment Company and Standard Capital Limited ("SCL"). SCL is controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani.

DG is controlled by Delta Commercial Property Managers Limited which in turn is controlled by John Rea (through TorbenCorp International Limited) and Paul Taylor. Voting rights at general meetings of Delta (Two) Limited are exercised by committee comprising John Rea and a Director of Equity Limited, an Isle of Man Corporate and Trust Services provider to DCP.

Percentages (rounded to three decimal places) in this disclosure have been calculated using the issued share capital number (1,741,150,321) as at 29 June 2007, as disclosed by J Sainsbury plc on 2 July 2007.

14. Contact name:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

15. Contact telephone number:

+44 20 7519 7000

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. *In case the situation previous to the* triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect *columns-if there is no combined holdings, please* leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : Reduction in percentage interest on the basis of information disclosed by the issuer under DTR 5.6.1(YES)

3. **Full name of person(s) subject to the notification obligation** (iii):
   DELTA (TWO) LIMITED/HIS EXCELLENCY SHEIKH HAMAD BIN JASSIM BIN JABER AL THANI

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   No transaction. Issuer disclosure 2 JULY 2007

6. **Date on which issuer notified:**
   3 JULY 2007

7. **Threshold(s) that is/are crossed or reached:**
   From 25% to 24% (25.007% to 24.993%)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000		7.082%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Total Return Swap Delta (Two) Limited has an existing economic exposure in relation to 311,864,241 J Sainsbury plc shares (the "Relevant Shares" through a Total Return Swap (the "TRS"). Under the terms of the TRS, Delta (Two) Limited may elect for physical delivery of the	Not later than 31 January 2008	At any time up to 31 January 2008	311,864,241	17.911%

Relevant
Shares.

Total (A+B)

Number of voting rights	% of voting rights
435,164,241	24.993%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Delta (Two) Limited and His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani are acting in concert in relation to their interests in shares in J Sainsbury plc. Of the 123,300,000 shares referred to in section A above, 300,000 are held by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani and the remaining 123,000,000 are held by Delta (Two) Limited. The interest relating to 311,864,241 shares by way of the TRS referred to in section B is for the benefit of Delta (Two) Limited. The figures stated in the A+B section are therefore the aggregate of His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani's holdings, Delta (Two) Limited's holding and Delta (Two) Limited's interest under TRS.

Delta (Two) Limited is a subsidiary of Delta Commercial Property L.P. ("DCP"). Delta Commercial Property Limited ("DCPL") is the limited partner of DCP and Delta G. LP incorporated ("DG") is the general partner of DCP.

The shareholders of DCPL are Qatari Investment Authority, Qatari Diar Real Estate Investment Company and Standard Capital Limited ("SCL"). SCL is controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani.

DG is controlled by Delta Commercial Property Managers Limited which in turn is controlled by John Rea (through TorbenCorp International Limited) and Paul Taylor. Voting rights at general meetings of Delta (Two) Limited are exercised by committee comprising John Rea and a Director of Equity Limited, an Isle of Man Corporate and Trust Services provider to DCP.

Percentages (rounded to three decimal places) in this disclosure have been calculated using the issued share capital number (1,741,150,321) as at 29 June 2007, as disclosed by J Sainsbury plc on 2 July 2007.

14. Contact name:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

15. Contact telephone number:

+44 20 7519 7000

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state **Yes/No**): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : Reduction in percentage interest on the basis of information disclosed by the issuer under DTR 5.6.1(YES)

3. **Full name of person(s) subject to the notification obligation** (iii):
   DELTA (TWO) LIMITED/HIS EXCELLENCY SHEIKH HAMAD BIN JASSIM BIN JABER AL THANI

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   No transaction. Issuer disclosure 2 JULY 2007

6. **Date on which issuer notified:**
   3 JULY 2007

7. **Threshold(s) that is/are crossed or reached:**
   From 25% to 24% (25.007% to 24.993%)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000

Resulting situation after the triggering transaction (viii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000		7.082%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting right:
Total Return Swap Delta (Two) Limited has an existing economic exposure in relation to 311,864,241 J Sainsbury plc shares (the "Relevant Shares" through a Total Return Swap (the "TRS"). Under the terms of the TRS, Delta (Two) Limited may elect for physical delivery of the	Not later than 31 January 2008	At any time up to 31 January 2008	311,864,241	17.911%

Relevant Shares.

Total (A+B)	
Number of voting rights	% of voting rights
435,164,241	24.993%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Delta (Two) Limited and His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani are acting in concert in relation to their interests in shares in J Sainsbury plc. Of the 123,300,000 shares referred to in section A above, 300,000 are held by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani and the remaining 123,000,000 are held by Delta (Two) Limited. The interest relating to 311,864,241 shares by way of the TRS referred to in section B is for the benefit of Delta (Two) Limited. The figures stated in the A+B section are therefore the aggregate of His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani's holdings, Delta (Two) Limited's holding and Delta (Two) Limited's interest under TRS.

Delta (Two) Limited is a subsidiary of Delta Commercial Property L.P. ("DCP"). Delta Commercial Property Limited ("DCPL") is the limited partner of DCP and Delta G LP incorporated ("DG") is the general partner of DCP.

The shareholders of DCPL are Qatari Investment Authority, Qatari Diar Real Estate Investment Company and Standard Capital Limited ("SCL"). SCL is controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani.

DG is controlled by Delta Commercial Property Managers Limited which in turn is controlled by John Rea (through TorbenCorp International Limited) and Paul Taylor. Voting rights at general meetings of Delta (Two) Limited are exercised by committee comprising John Rea and a Director of Equity Limited, an Isle of Man Corporate and Trust Services provider to DCP.

Percentages (rounded to three decimal places) in this disclosure have been calculated using the issued share capital number (1,741,150,321) as at 29 June 2007, as disclosed by J Sainsbury plc on 2 July 2007.

14. Contact name:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

15. Contact telephone number:

+44 20 7519 7000

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   J Sainsbury plc

2. **Reason for the notification** (please state Yes/No): ( )

   An acquisition or disposal of voting rights: (No)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

   An event changing the breakdown of voting rights: (No)

   Other (please specify) : Reduction in percentage interest on the basis of information disclosed by the issuer under DTR 5.6.1(YES)

3. **Full name of person(s) subject to the notification obligation** (iii):
   DELTA (TWO) LIMITED/HIS EXCELLENCY SHEIKH HAMAD BIN JASSIM BIN JABER AL THANI

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   No transaction. Issuer disclosure 2 JULY 2007

6. **Date on which issuer notified:**
   3 JULY 2007

7. **Threshold(s) that is/are crossed or reached:**
   From 25% to 24% (25.007% to 24.993%)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)

Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares of 28 and 4/7 pence each	123,300,000	123,300,000		7.082%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting right:
Total Return Swap Delta (Two) Limited has an existing economic exposure in relation to 311,864,241 J Sainsbury plc shares (the "Relevant Shares" through a Total Return Swap (the "TRS"). Under the terms of the TRS, Delta (Two) Limited may elect for physical delivery of the	Not later than 31 January 2008	At any time up to 31 January 2008	311,864,241	17.911%

Relevant
Shares.

Total (A+B)

Number of voting rights	% of voting rights
435,164,241	24.993%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Delta (Two) Limited and His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani are acting in concert in relation to their interests in shares in J Sainsbury plc. Of the 123,300,000 shares referred to in section A above, 300,000 are held by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani and the remaining 123,000,000 are held by Delta (Two) Limited. The interest relating to 311,864,241 shares by way of the TRS referred to in section B is for the benefit of Delta (Two) Limited. The figures stated in the A+B section are therefore the aggregate of His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani's holdings, Delta (Two) Limited's holding and Delta (Two) Limited's interest under TRS.

Delta (Two) Limited is a subsidiary of Delta Commercial Property L.P. ("DCP"). Delta Commercial Property Limited ("DCPL") is the limited partner of DCP and Delta G. LP incorporated ("DG") is the general partner of DCP.

The shareholders of DCPL are Qatari Investment Authority, Qatari Diar Real Estate Investment Company and Standard Capital Limited ("SCL"). SCL is controlled by His Excellency Sheikh Hamad Bin Jassim Bin Jaber Al Thani.

DG is controlled by Delta Commercial Property Managers Limited which in turn is controlled by John Rea (through TorbenCorp International Limited) and Paul Taylor. Voting rights at general meetings of Delta (Two) Limited are exercised by committee comprising John Rea and a Director of Equity Limited, an Isle of Man Corporate and Trust Services provider to DCP.

Percentages (rounded to three decimal places) in this disclosure have been calculated using the issued share capital number (1,741,150,321) as at 29 June 2007, as disclosed by J Sainsbury plc on 2 July 2007.

14. Contact name:

Skadden. Arps. Slate, Meagher & Flom (UK) LLP

15. Contact telephone number:

+44 20 7519 7000

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END